Exhibit 23.c.

INDEPENDENT AUDITORS'  CONSENT

We consent to the incorporation by reference in this Registration Statement of Great Plains Energy Incorporated on Form S-3 of our report dated January 30, 2002 (relating to the financial statements of DTI Holdings, Inc. and Subsidiaries (the "Company") not presented separately herein and which report expresses an unqualified opinion and includes explanatory paragraphs referring to the Company' s filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about the Company' s ability to continue as a going concern and an impairment charge recorded by the Company), appearing in the Annual Report on Form 10-K/A of Great Plains Energy Incorporated for the year ended December 31, 2003 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/Deloitte & Touche LLP

St. Louis, Missouri
April 14, 2004